Mail Stop 4561

June 12, 2009

Mr. Lawrence A. Zimmerman
Executive Vice President & Chief Financial Officer
Xerox Corporation
P.O. Box 4505, 45 Glover Avenue
Norwalk, CT 06856-4505

>   **Re: Xerox Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 13, 2009**
>   **Form 8-K Filed March 20, 2009**
>   **File No. 001-04471**

Dear Mr. Zimmerman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief